Exhibit 99.1

Aurinia Pharmaceuticals Inc.

NEWS RELEASE

AURINIA REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS

Initiates Phase 2b clinical trial of voclosporin for treatment of lupus nephritis

Victoria, British Columbia – August 14, 2014: Aurinia Pharmaceuticals Inc. (TSX: AUP) has released its financial results for the second quarter and six months ended June 30, 2014. All financial numbers are presented in U.S. dollars.

Recent Developments

On June 26, 2014 the Company announced enrollment of the first patient in its planned Phase 2b clinical trial to evaluate the efficacy of voclosporin as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

The Company in the second quarter also filed an application with NASDAQ to list its shares on the NASDAQ Global Market. Upon meeting the remaining criteria required by NASDAQ the Company expects to begin trading on this exchange shortly thereafter.

On July 29, 2014, Mr. Charles A. Rowland, Jr. was appointed to the Board of Directors and has assumed the role of Audit Committee Chair. Mr. Rowland, a CPA, has over 32 years of diversified financial experience. Most recently, Mr. Rowland was Vice President and Chief Financial Officer of ViroPharma Inc., which was acquired in January of 2014 by Shire PLC for over $4.2 billion. Mr. Rowland brings a high level of financial expertise and a breadth of experience within our business sector and in the U.S. marketplace which will be invaluable as the Company proceeds with its planned NASDAQ listing.

The Company is in a strong financial position with cash and cash equivalents of $39.1 million at June 30, 2014. Aurinia believes its cash position will be sufficient to finance its operational needs until at least December 31, 2016. However, future cash requirements could vary materially from current estimations due to a number of factors including the costs associated with its clinical trial and strategic opportunities.

Selected Financial Results

The Company reported a consolidated net loss of $4.0 million, or $0.13 per common share, for the three months ended June 30, 2014, compared with a consolidated net loss of $970,000, or $0.24 per common share, for the three months ended June 30, 2013. For the six months ended June 30, 2014, the consolidated net loss was $9.2 million, or $0.35 per common share, compared with a consolidated net loss of $1.8 million, or $0.45 per common share, for the comparable period in 2013. The higher consolidated net loss reflects a significant increase in operational activities in 2014 when compared to 2013 as the Company moves forward with its Phase 2b LN trial program.

Research and development expenditures increased to $2.5 million in the second quarter of 2014, compared with $442,000 in the second quarter of 2013. The Company incurred net research and development expenditures of $3.6 million for the six months ended June 30, 2014, compared with $777,000 for the same period in 2013. The increase in research and development costs in 2014 are directly related to launching the Phase 2b LN clinical trial into the recruitment and enrollment phase of the trial. These costs included initial and ongoing payments to the various Contract Research Organizations and consultants, drug labeling and distribution costs and other third party clinical costs. There were no clinical trials in process during the comparable periods in 2013.

Corporate, administration and business development expenditures increased to $1.7 million for the second quarter of 2014, compared with $491,000 for the second quarter of 2013. The Company incurred corporate, administration and business development expenditures of $4.1 million for the six months ended June 30, 2014, compared with $985,000 for the same period in fiscal 2013.

Corporate, administration and business development expenditures in the second quarter ended June 30, 2014 were higher than the comparable period in 2013 due to increased business activity levels as the Company implemented its strategic plan. The Company recorded non-cash stock compensation expense of $435,000 compared with $45,000 in 2013; recorded a one-time initial Toronto Stock Exchange listing fee of $182,000 and incurred shareholder meeting costs in the second quarter of 2014. The Company also incurred higher wages and benefits, director fees, travel expenses, and professional fees in the second quarter ended June 30, 2014 compared to the same period in 2013.

For further discussion of the Company’s financial results for the three and six months ended June 30, 2014, the unaudited interim condensed consolidated financial statements and the management’s discussion and analysis are accessible on Aurinia’s website at www.auriniapharma.com or on SEDAR at www.sedar.com.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing. Aurinia also has development and commercialization partners in Canada, Israel, South Africa and Greater China.

We seek Safe Harbor.

For More Information:

Mr. Michael Martin Chief Operating Officer Aurinia Pharmaceuticals Inc. (250) 708-4272 (250) 744-2498 (fax) mmartin@auriniapharma.com	Mr. Dennis Bourgeault Chief Financial Officer Aurinia Pharmaceuticals Inc. 780-487-1600 (226) 780-484-4105 (fax) dbourgeault@auriniapharma.com

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive loss

(Unaudited)

For the three and six month periods ended June 30, 2014 and 2013

(Expressed in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2014 $	June 30, 2013 $	June 30, 2014 $	June 30, 2013 $

Revenue

Licensing revenue	29	59	59	117
Research and development revenue	25	26	50	54
Contract services	17	—	29	2

	71	85	138	173

Expenses
Research and development	2,547	442	3,587	777
Corporate, administration and business development	1,713	491	4,086	985
Restructuring costs	403	—	972	—
Amortization of intangible assets	359	67	718	135
Amortization of property and equipment	10	13	20	27
Contract services	10	—	18	1
Other expense (income)	(954)	42	(55)	4

	4,088	1,055	9,346	1,929

Net loss for the period	(4,017)	(970)	(9,208)	(1,756)

Other comprehensive income (loss)
Item that will not be reclassified subsequently to loss
Translation adjustment	—	103	(605)	148
Item that may be reclassified subsequently to loss
Net change in fair value on investment	—	(46)	—	(221)

	—	57	(605)	(73)

Comprehensive loss for the period	(4,017)	(913)	(9,813)	(1,829)

Loss per share (expressed in $ per share)
Basic and diluted net loss per common share	(0.13)	(0.24)	(0.35)	(0.45)